Exhibit 20.(ii)

For Immediate Release
                                                      Contact: Michael E. Peppel
                                           President and Chief Executive Officer
                                                          937-291-8282 Ext. 7708
                                                             mpeppel@mcsinet.com

                MIAMI COMPUTER SUPPLY CORPORATION ANNOUNCES $125
                MILLION CREDIT FACILITY AND CLOSING OF THE ASSET
                      PURCHASE AGREEMENT WITH AXIDATA INC.

Dayton, OH -- December 11, 1998 -- Miami Computer Supply Corporation (NASDAQ:
MCSC), a leading supplier of computer supplies and audio-visual presentation products, today announced that it has obtained a $125 million Senior Credit Facility from PNC Bank, National Association leading a bank group including National City Bank, KeyBank, NBD Bank, N.A. and Star Bank, N.A. Miami Computer Supply Corporation previously had a $50 million line of credit with several of the same lenders.

         Ira H. Stanley, Vice President and Chief Financial Officer of Miami Computer Supply said, "MCSC's goals for strategic business growth require both internal and external funding. This credit facility will provide resources for continued execution of our business model. We are very pleased to have a strong group of banking professionals involved with MCSC."

         In addition, Miami Computer Supply also announced that it has completed the acquisition of the assets of the Canadian computer supply division of Axidata Inc. (the Azerty and Compu-redi/ Tenex Divisions) a US$150 million (annual revenues) computer supply business headquartered in Toronto, Ontario with additional offices in Montreal, Quebec, Vancouver and Ottawa, Canada. The price was not disclosed.

         Miami Computer Supply Corporation went public in November of 1996. Since the IPO, Miami Computer Supply has increased the number of its sales personnel from 53 to 308 and its annual sales from $107.4 million as of December 31, 1997 to a pro forma annualized 12 month run rate of over $470 million (after the closing of the Axidata transaction).



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Press Release
December 11, 1998
Page 2

         Miami Computer Supply Corporation is a distributor of computer and office automation supplies and accessories and audio-visual presentation products throughout the United States and in certain foreign countries. Miami Computer Supply Corporation distributes over 1,800 core products primarily to middle market and smaller companies and to governmental, educational, and institutional customers, including federal, state and local governmental agencies, universities and hospitals and, to a lesser extent, to computer supply dealers. The Company sells primarily nationally known, name-brand products manufactured by approximately 500 original equipment manufacturers, including Hewlett-Packard, Lexmark, Imation and Canon for computer supplies, and Sharp, Epson, Sony and Proxima for audio-visual presentation products and Intel Team Station video conferencing products. Additional information regarding the Company can be obtained at http://www.mcsinet.com.

         The matters discussed in this press release which are not historical facts contain forward-looking information with respect to plans, projections or future performance of the Company, the occurrence of which involve risks and uncertainties which include, but are not limited to, general economic conditions, industry trends, actions of competitors, the Company's ability to manage its growth, factors relating to its acquisition/merger strategy, actions of regulatory authorities, restrictions imposed by its debt arrangements, dependence upon key personnel, dependence upon key suppliers, customer demand, risks relating to international operations, dependence on its computer systems and other factors. A complete description of those factors, as well as other factors which could affect the Company's business, is set forth in the Company's Form 10-K for the year ended December 31, 1997, and its Form 10-Q for the nine months ended September 30, 1998.

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